Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT FOR TIMMINS WEST MINE, PEA HIGHLIGHTS POTENTIAL FOR POSITIVE ECONOMICS, SUBSTANTIAL CASH FLOW AND ATTRACTIVE RETURNS

•                      PEA shows potential for over $60 million of free cash flow(1) in Year 2, and over $100 million of annual free cash flow starting in Year 3 (based on current gold prices)

•                      Potential 10 years of production based on current resources, with annual production in Years 3 to 9 averaging 160,000 ounces recovered, peaking at 175,000 ounces

•                      Average annual cash operating costs of US$625 per ounce, US$590 per ounce in Years 3 to 9 (based on a Canadian dollar at par with U.S. dollar)

•                      At current market prices(2), potential for total undiscounted cash flow of $1.14 billion, pre-tax net present value (“NPV”) of $880 million (5% discount rate) and a payback period of 1.25 years

•                      At analyst consensus pricing(3), potential undiscounted cash flow of $730 million, a pre-tax NPV of $570 million (5% discount rate), with payback period of 1.25 years

•                      Significant opportunities exist to enhance project economics through improved operating cost performance, capital optimization, resource growth and increased throughput.

TORONTO, ONTARIO—(Marketwire — February 28, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced results from a preliminary economic assessment (“PEA”) for the Company’s Timmins West Mine located 18 kilometres west of Timmins, Ontario. Timmins West Mine is envisioned as an underground mining operation targeting the extraction of material from two adjacent deposits, the Timmins Deposit and Thunder Creek Deposit. The PEA takes into consideration the initial resource at Thunder Creek, released on November 16, 2011, and the updated resource at Timmins Deposit, released on February 15, 2012, and represents the first time the resources at the Timmins and Thunder Creek deposits have been evaluated as a fully integrated, long-term mining operation.  Prior evaluations, including a pre-feasibility study released in 2007, considered only the Timmins Deposit and are no longer considered valid. The PEA does not consider potential production, costs or economics from the Company’s Bell Creek Mine Project.  This PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “With the establishment of a large resource at Thunder Creek, updated resources at Timmins Deposit and the combination of the two deposits into a single mining operation, the project has changed considerably since we released the initial pre-feasibility study. The purpose of the PEA is to assist us in long-term planning for the development and exploitation of the Timmins West Mine deposits, and to demonstrate, on a preliminary basis, the economic potential of the Timmins West Mine. The work performed will also support further studies to complete an updated reserve statement.  An in-depth review of the resources, including inferred resources, was completed for conversion into a potential mining plan using conservative production and capital and operating cost assumptions. The study sets a benchmark for the Timmins West Mine and there are many opportunities to improve the economics. Overall, the PEA indicates that Timmins West Mine has the potential to generate substantial cash flow and attractive returns for shareholders.”

This PEA was developed through the combined efforts of the Company’s internal Projects Team and independent consultants at Stantec. Operational input and experience gained from mining and exploration development at both the Timmins and Thunder Creek deposits over the last year has been reflected in this work.

A National Instrument (“NI”) 43-101 technical report incorporating the results of the PEA will be filed on SEDAR at www.sedar.com before the end of March 2012.

The PEA assumes the extraction of approximately 1.4 million ounces of gold over 10 years at an average grade of 5.2 grams per tonne (“gpt”). The ounces to be extracted include the majority of Indicated resources at the two deposits as well as a portion of the Inferred resources.  Current National Instrument (“NI”) resources at Timmins West Mine include 1,122,500 ounces (5,826,000 tonnes at an average grade of 5.99 grams per tonne (“gpt”)) in the Indicated category and 791,500 ounces (4,272,000 tonnes at an average grade of 5.76 gpt) in the inferred category. The PEA study does not take into consideration the significant exploration potential of both the Timmins and Thunder Creek land positions.

Highlights of the PEA

•                  Potential to produce approximately 1.4 million ounces over 10 years

•                  Assumed average head grade to mill of 5.2 gpt

•                  Anticipated annual production averaging 140,000 ounces, with average production in Years 3 to 9 of 160,000 ounces and peak production of 175,000 ounces

•                  Anticipated annual cash operating costs averaging US$625 per ounce, with cash operating costs during Years 3 to 9 averaging US$590 per ounce (assumes exchange rate at par) (royalties to add US$30 to US$50 per ounce of costs)

•                  Based on current market conditions: undiscounted cash flow of $1.14 billion, a pre-tax NPV of $880 million (5% discount rate), an IRR of 115% and a payback period of 1.25 years (Current prices include a gold price of US$1,775 per ounce and an exchange rate at par)

•                  Based on analyst consensus pricing: undiscounted cash flow of $730 million, a pre-tax NPV of $570 million, an internal rate of return of 100% and an estimated payback period of 1.25 years (Analyst consensus prices include gold prices starting at $US 1,744/oz in 2012, declining to a long-term price of $US 1,200/oz in 2018, and an average exchange rate of $US 1.00 = $CDN 1.07)

•                  Growth capital of $160 million, including $67 million for a 50% expansion of the Bell Creek Mill and other mill infrastructure

•                  Sustaining and other capital of $225 million.

Mr. Makuch added: “We believe there is significant upside to the results provided in the PEA. One key area for improvement involves costs, where we expect to improve on the operating and capital cost assumptions included in the study. Also, underground gold mines in the Abitibi Greenstone Belt have a very strong track record of growing their ounces considerably once in production and we fully expect to continue to build our resource base at Timmins West Mine going forward. We will also continue to work towards growing our throughput levels beyond 3,000 tonnes per day at both the mine and mill.”

Table 1 — Timmins West Mine — Operating Summary

Years	Tonnes	Grade (gpt)	Recovered Ozs	Cash Operating Costs (US$/oz)*
1	586,000	4.5	82,000	840
2	800,000	5.2	130,000	695
3	1,015,000	5.2	160,000	615
4	1,050,000	5.0	165,000	600
5	1,050,000	5.0	160,000	600
6	1,050,000	5.4	175,000	555
7	1,050,000	5.3	175,000	565
8	970,000	5.3	160,000	590
9	680,000	5.6	115,000	610
10	390,000	5.3	65,000	840

* Assumes Canadian dollar at par to U.S. dollar

Table 2 — Timmins West Mine — Sensitivities*

Case	Average Annual Cash Flow ($M) (Full Production)	Total Cash Flow ($M) (undiscounted)	NPV @ 5% ($M)	I IRR	Payback (years)
Current prices(2)	$165	$1,140	$880	115%	1.25
Analyst Consensus(3)	$110	$730	$570	100%	1.25
$ 1500 US$/Oz Gold	$120	$770	$580	70%	2.00
$ 2000 US$/Oz Gold	$200	$1,443	$1,130	175%	0.75

* All numbers are before income taxes

In providing the initial evaluation of the fully-integrated Timmins West Mine, the PEA leverages existing infrastructure.  Much of the site infrastructure at Timmins West Mine was completed prior to 2012 and work envisioned in the PEA effectively represents extensions to the existing operations.  The production shaft, all surface infrastructure, utilities, and the ventilation system are all in place and fully operational.

The PEA envisions year-on-year production increases towards a steady state production rate of 3,000 tpd (from 2012 levels of 1600 t/d).  Roughly 60% of the planned production comes from longhole bulk mining operations at Thunder Creek, with the remaining tonnage coming from a mixture of longhole bulk and mechanized cut and fill operations at Timmins Deposit.  Backfill will be primarily a mixture of pastefill augmented with rockfill as available.  Access to each of these deposits is planned through continued development of internal ramps and raises.  Mine utilities and the ventilation system will be extended from the existing infrastructure.

Mining methods were assigned to regions of the block models depending on overall geometry and expected grade continuity.  A cut off grade of 3.0 gpt was used to guide the mine design process.   Generalized mining shapes were then applied to each of the mineralized shapes to determine the recoverable tonnage and grade from mining by each method.  A full accounting of internal dilution was included in the mining blocks.  Internal dilution was applied for each area depending on specific stope geometries, mining methods, exposure to backfilled stopes, and expected continuity.  External dilution ranged from 10% to 20% depending on the specifics of the mining plan for that area. A final recovery factor of 90% was then applied to the mineable tonnes.

Production, mine development, and construction activities have been identified for the entire 10 years of operation and have been linked through schedules based on current performance parameters.

The PEA envisions that all material will be hauled to, and processed at, the Company’s milling facility at the Bell Creek site, which is located approximately 42 kilometres from Timmins West Mine. This mill is currently being upgraded and expanded to a capacity of 3,000 tpd from its current capacity of 2,000 tpd.  This project was initiated in mid-2011 and is on track for completion in the fourth quarter of 2012. Costs in 2012 to complete the mill expansion and for other mill infrastructure are estimated at $67 million, including contingency, with all costs being allocated to the Timmins West Mine. Gold recoveries have been excellent for all the mineralization in the Company’s portfolio and significant historical data supports a recovery of 96.5%.  Recoveries have been verified by significant laboratory analysis and reconciliations of actual plant performance throughout 2011. The plant uses a conventional and well understood crushing, grinding, gravity and Carbon-In-Pulp (“CIP”) process.  Dore bars are poured at the Bell Creek facility.

Both the Timmins West Complex and the Bell Creek facilities are permitted for current activities and all adjustments to permits required for continued operation are in process.  Tailings and water management facilities are presently being expanded to allow increased throughput and disposal capacity. The Company has agreements in place with First Nations groups at all sites and continues to build its working relationships with these groups.

Mineral Resources

An updated NI 43-101 resource estimate for the Company’s Timmins West Mine was released on February 15, 2012. The updated resource includes 1,122,500 ounces Au (5,826,000 tonnes grading 5.99 gpt in the Indicated category) and 791,500 ounces Au (4,272,000 tonnes at an average grade of 5.76 gpt) in the Inferred category. The new resource statement includes updated resources for the Timmins Deposit from the previous estimates issued in September 2009, as well as the initial resource for the Thunder Creek Deposit that was first released on November 16, 2011. For more information about the current resource estimate please see the press release entitled, “Lake Shore Gold Confirms Large-Scale Resource For Timmins West Mine” available at www.lsgold.com.

Mineral Reserves

This Preliminary Economic Assessment does not include any reserves. The Company expects to release a new NI 43-101 reserve estimate for Timmins West Mine before the end of the first quarter of 2012.

Qualified Persons

The PEA was prepared by the Company’s Projects Team with support from Stantec. Stantec’s involvement included providing the mining designs, production and development schedules, capital and operating cost estimates and also integrated the work of the Company’s Projects Team. The Projects Team prepared the specific mine designs for Thunder Creek, provided all  budget/plan information and completed the detailed work on geological resource modeling. All work for the PEA was performed under the direct supervision of Brian W Buss, P. Eng. Mr. Buss is Vice-President, Projects and is an employee of Lake Shore Gold. Mr. Buss is a qualified person as defined by NI 43-101 and has reviewed the technical information included in this press release.

In addition, mineral resources included in the PEA were announced in a press release issued on February 15, 2012. As stated in that release, the Company’s overall Qualified Person (“QP”) for geology at Timmins West Mine is Dean Crick, P. Geo, Director of Geology, while the QPs for the updated resource estimate are Bob Kusins, P. Geo, Chief Resource Geologist and Ralph Koch, P. Geo, Chief Mine Resource Geologist. Dean Crick, Bob Kusins and Ralph Koch are all considered Qualified Persons according to the definitions of NI 43-101 and are all employees of

Lake Shore Gold. As QPs, they prepared or supervised the preparation of the scientific or technical information in the resource estimate and have verified the data disclosed in the February 15, 2012 press release and the resource information included in this press release. The resource estimate was also been reviewed by Michel Dagbert, P. Eng of SGS Canada Inc. Mr. Dagbert is independent of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in and around the century-old Timmins Gold Camp. The Company is in commercial production at the Timmins West Mine, comprising the Timmins and Thunder Creek deposits, and is progressing with an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which is operational at a capacity of 2,000 tonnes per day and is currently being expanded to a 3,000 tonne per day with completion targeted for late 2012. The Company continues to invest aggressively in exploration at its multiple properties in and around the Timmins Camp. Cash resources as at January 1, 2012, pro forma for a royalty and equity investment agreement with Franco-Nevada Corporation, expected to close on or about February 29, 2012, totaled approximately $115 million. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral resource estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Note 1. All references to cash flows are before income taxes. The Company had total tax shelters of $540 million at December 31, 2011.

Note 2. Current prices include a gold price of US$1,775 per ounce and an exchange rate at par.

Note 3. Analyst consensus prices include gold prices starting at $US 1,744/oz in 2012, declining to a long-term price of $US 1,200/oz in 2018, and an average exchange rate of $US 1.00 = $CDN 1.07.

Figure 1. Conceptual View — Timmins West Mine Development

Figure 2. Thunder Creek Development